

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

James Park
President and Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

> **Re: Fitbit, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 8, 2015**
> **CIK No. 0001447599**

Dear Mr. Park:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments, we are referring to our letter dated March 30, 2015.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Market Opportunity, page 3

1.   We note your response to prior comment 6. Please balance your disclosure to briefly identify the most significant challenges to expanding your solutions to cover the broader health and fitness market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 56

2.   We note your response to prior comment 11, where you state that you do not use
        retention rates as a key metric in evaluating your business.   Please tell us how you
        evaluate the extent to which registered users remain active on your platform, and the
        frequency with which your registered users replace or upgrade their devices. Lastly, to
        the extent that you do not track such user activity, tell us how you consider whether prior
        purchases of your solutions results in any corresponding reductions in the size of your
        addressable market.

Paid Active Users, page 56

3.   Please expand to describe how you count users who own multiple devices.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common stock valuations, page 75

4.   We are continuing to evaluate your response to prior comment 28 of our letter dated
        March 30, 2015.

Our Commitment to Privacy, page 91

5.   We note your response to prior comment 8 where you state that you do not currently
        share information such as heart rate data or geolocation data with employers under your
        corporate wellness offerings and do not intend to share such data in the future without
        specific employee consent. Please expand your disclosure to include this information.

6.   We note your response to prior comment 32. Please further expand your disclosure to
        briefly describe the types of civil litigation where personal user information has been
        requested from the company.

Business

Director Independence, page 99

7.   You disclose that Jonathan Callaghan, a member of your compensation committee, is a
        managing partner of True Ventures. Affiliates of True Ventures currently own 22.6% of
        your common stock. Please provide us with your analysis in support of the board's

determination that Mr. Callaghan will satisfy the requirements for independence under the rules of the New York Stock Exchange and the Commission. In this regard, explain to us how you concluded Mr. Callaghan is independent for purposes of Exchange Act Rule 10C-1(b)(1).

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-13

8.   We note your response to prior comment 37. Please explain in greater detail why you believe that the free product enhancements and bug fixes do not represent a separate unit of accounting. Please describe the nature of your free product enhancements and bug fixes. In this regard, clarify whether any of the enhancements are adding functionality to your product. Clarify your statement that indicates the bug fixes are provided to ensure that your devices are performing in accordance with published specifications. As part of your response, tell us how you considered the guidance in ASC 605-25-25-5 to determine whether firmware updates should be considered a separate unit of accounting.

9.   Tell us how you account for the sale of third-party apps sold through your platform. In this regard, we note that third-party developers create health and fitness apps that interact with your platform. Clarify how you earn revenue, if any, for these developers including any revenue sharing agreements.

Rights of Return, Stock Rotation Rights, and Price Protection, page F-14

10.   We note your response to prior comment 40. Please revise your disclosures to clarify that revenues associated with sales through your network of retailers and distributors are substantially recognized on a sell-in basis. In addition, expand your disclosures to explain how you comply with all the requirements in ASC 605-15-25-1 and 3 and SAB Topic 13.A.4.b.

Note 6.   Balance Sheet Components

Accounts Receivable Reserves, page F-19

11.   We note your response to prior comment 41. Please explain why your product revenue reserve was below your expected range of 5% to 7% as of December 31, 2014.

James Park
Fitbit, Inc.
April 24, 2015
Page 4

Accrued Liabilities, page F-21

12.   We note from your response to prior comment 42 that the product warranty reserve does not include the reserve for costs incurred as a result of the Fitbit Force recall. Please explain how you considered the Fitbit Force recall in determining the amount to record for your product warranty reserve. In this respect, we note that your product warranty reserve is based on historical patterns of sales and settlement claims.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Jeffrey R. Vetter, Esq.
        Fenwick & West LLP